UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 13, 2017

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Set forth below is a copy of the investor presentation to be presented by VivoPower International PLC to current and potential investors at the Roth Capital Partners 29th Annual Growth Conference on March 14, 2017.

VIVOPOWER INTERNATIONAL PLC

Investor Presentation

14 March 2017

DISCLAIMER

This presentation contains "forward-looking statements“ relating to VivoPower International PLC (“VivoPower”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “forecast,” “intends,” and “continue” or similar words.  You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; and (f) other risks discussed in filings we make with the Securities and Exchange Commission (SEC) from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

VivoPower snapshot

NASDAQ listed solar power platform with global operations across US, Europe, Australia, and SE Asia

Build, Transfer, Operate (BTO) business model

Build projects
(pre-sold)

Transfer to long-term investors

Operate to optimise performance

Highly capital efficient build out of an installed asset base secures up-front and recurring revenues

Data driven energy services to commercial, industrial and government (CIG) customers in an increasingly distributed generation energy world

A global footprint with strong equity sponsorship San Francisco Dallas New York London Singapore Sydney Shareholder Ownership 3rd party shareholders 26.1% Arowana 60.3% Management13.6% Capitalization Table (US$m) Convertible Preference Shares 24.3 Market Capitalization (1) 64.1 Equity Market Capitalization 88.4 Net Debt 19.3 Total Capitalization 107.7 (1) Share Price $4.75 (March 13, 2017)

BTO MODEL DE-RISKS REVENUE PROFILE… Build Transfer Operate Return Risk VivoPower’s Role Partner with Developers Financing, Engineering Optimization & Procurement  Asset Management Build & Transfer minimizes development risks and enhances capital efficiency Operation (via asset management contracts) of an installed asset base delivers long term recurring revenues Asset management also delivers data capture and analytics capability

…POSITIONing vivopower TO LEAD A NEW ENERGY WORLD Customers seek energy as a service in an increasingly complex and digitized DG world ELECTRICITY GROWING STAKEHOLDER CONCERNS CHANGING REGULATIONS NEW FINANCING OPTIONS ENERGY MANAGEMENT TECHNOLOGIES MICROGRIDS, NEW GENERATION & STORAGE TECHNOLOGIES SOLAR WIND TRANSMISSION
& DISTRIBUTION GAS © 2016 Edison Energy, an Edison International Company

A WELL DEFINED GROWTH STRATEGY… 2016 2017 2018 2019 Revenue Stack Energy Services Recurring revenues from energy services including storage, demand response management and data driven technology services Energy Services Own Recurring revenues from minority ownership in solar power plants underpinned by long term power purchase agreements (PPAs) Own Operate Recurring revenues from asset management and production optimization services using solar analytics technology Operate Build & Transfer Upfront revenues from build and transfer (pre-sale) of solar power projects encompassing engineering, procurement, financing, and project management Build & Transfer

THE TEAM HAS A STRONG TRACK RECORD OF EXECUTION… Kevin Chin Non-Exec Chairman Founder and Executive Chairman of VivoPower’s key shareholder, Arowana International Limited Has extensive growth and management experience as a CEO, CFO and COO including leadership role in building a global enterprise software business acquired by Oracle Dr. Philip Comberg CEO Extensive global management and investment experience, building solar portfolios in multiple jurisdictions and leading fast growing companies - among other board/senior management roles: Former Chairman of Solarcentury Holdings Former Chairman and CEO of publicly listed Conergy (leading restructuring and 2013 sale to Kawa Capital) Former board member of NASDAQ solar manufacturer Solarfun Power Holdings (now Hanwha QCells) Carl Weatherley-White CFO Several senior management roles at solar operating companies in multiple jurisdictions Previously President & CFO of Lightbeam Electric Company Formerly Managing Director, Global Head of Project Finance at Barclays and Lehman Brothers Nicholas Olmsted General Counsel Co-founded and co-managed InSource Energy (commercial solar financing platform), which he sold to SunEdison First GC at Mosaic (market leading internet home solar loan provider Experienced corporate and energy lawyer Dr. Rick Borry Projects & Technology Head Formerly CTO at Principal Solar Founder of Capstone Solar leading project development and technology Doctorate in chemical engineering from UC - Berkeley

…And DELIVERED ON KEY CY2016 OBJECTIVES… Build Financial Base and Access to Capital Completed reverse merger public offering on NASDAQ: VVPR Secured long term financial sponsorship by Arowana & Co. Established strategic relationships with dedicated solar funds in Australia, Asia & Europe Expanded relationships with construction lenders and tax equity providers in the US market Establish Global Team and Infrastructure Team members recruited across the UK, US, Asia and Australia; total global headcount of 128 Offices in London, New York, Dallas, San Francisco, Sydney & Singapore Global operating platform has been established encompassing IT, accounting, finance, HR etc Secure Qualified Project Pipeline Global qualified project pipeline has been built rapidly from 1GW to now exceeding 2GW More than 1.5GW of the pipeline is in the US with the balance across Australia, Asia and ROW Deliver on Forecast Financial Results Forecast revenue of $52m and Adjusted EBITDA1 of $18.8m for the year ended 31 March 2017 Expected to exceed initial forecasts of $47.9m and $17.6m respectively (1) Adjusted EBITDA is a non-IFRS measure. See the Appendices for a reconciliation of Adjusted EBITDA to the most comparable IFRS financial measure

...INCLUDING THE BUILD AND TRANSFER OF 91MW IN THE US...

FY2017 Projects Overview

- In 2H 2016, VivoPower announced contractual closing of the financing to complete the construction of two utility-scale solar PV projects in North Carolina, USA, NC-31 and NC-47, totaling 91 MW_{DC}
- VivoPower executed binding agreements with an Australian sustainable investment fund focused on investing in large-scale solar farms, to acquire a majority stake in both projects for a total investment of US$89 million, conditional upon construction being completed and COD being achieved
- Construction has been completed on NC-31 & NC-47 and is expected to be completed on schedule (March and May 2017, respectively)
- Prior to closing, VivoPower made a net equity investment of approximately US$7 million per project, with the balance of project costs to be funded primarily by third-party construction finance debt
- VivoPower also arranged third-party tax equity financing for both projects with a major tax equity provider, arranged EPC and equipment procurement as well as project managing the build of both projects

Project Locations


NC-47
NC-31

Key Project Details

Project	NC-31	NC-47
System Size	43.2 MW_{DC}	47.6 MW_{DC}
Location	Bladenboro, NC	Maxton, NC
Land Size	196 acres	260 acres
PPA Term	10-years	10-years
PPA Offtaker	Duke Energy	Duke Energy
Modules	Canadian Solar	Canadian Solar
Inverters	KACO	KACO
Trackers	PV Hardware	NEXTracker
EPC / O&M	Gransolar Group	DEPCOM Power
Asset Manager	VivoPower USA	VivoPower USA
Transfer Completed	March 2017	May 2017

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…AND AGGREGATION OF 67 CIG ROOFTOP ASSETS in AUSTRALIA 68 roof top solar PPAs in Australia operated by VivoPower Kettridges (stockfeed producer) Amaroo (public school) Project Locations No. of installs Kw 9 179 WA Total 67 2,186 SA 7 253 VIC 12 187 TAS 1 25 NSW 36 928 ACT 2 614 Sample Project Details Project System Size Location PPA Term PPA Offtaker Modules Inverters EPC / O&M Asset Manager COD Large-scale generation certificates (LGC) Small-scale technology certificates (STC) Kettridges 40 kWDC Bunbury, WA 20-years Kettridges Pty Limited Daqo Fronius Symo Infinite Energy VivoPower Pty Limited March 2015 N/A 100% owned by VivoPower Amaroo School 600kWDC Amaroo, ACT 20-years ACT Government Canadian Solar SMA Todae Solar VivoPower Pty Limited December 2015 100% owned by VivoPower N/A

AMPLE QUALIFIED PIPELINE…

Qualified Pipeline by Geography [(1)]
(2.3 GW)


USA
Europe
LatAm
Australasia

Region	MW	% of Total
USA	1,796	78%
Europe	279	12%
LatAm	155	7%
Australasia	72	3%
Total	2,303	100%

Build & Transfer MW execution by year

Estimated pipeline conversion rate required to achieve forecast[1]


4.0%
5.4%
91 MW
125 MW
FY17
FY18

(1) Represents pipeline conversion run-rate, defined as the proportion of converted projects to the total qualified pipeline at year end

VivoPower needs to convert less than 10% of its qualified pipeline to achieve its revenue & EBITDA goals

(1) Qualified pipeline refers to the total number of projects (measured in MW_{ac}) which are subject to term sheet or letter of intent, pending diligence and financing, or similar stage of discussion for potential acquisition.

vivopower
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… THAT UNDERPINS A STRONG GROWTH OUTLOOK Forecast Revenue (US$m) Revenue CAGR: 48% 27.1 52.5 56 – 61 2016 2017 2018 (1) Adjusted EBITDA is a non-IFRS measure. See the reconciliation of Adjusted EBITDA to the most comparable IFRS financial measure. Forecast Adjusted EBITDA1 (US$m) Adjusted EBITDA CAGR: 1417% 0.1 18.8 22 – 25 2016 2017 2018

Key metrics INDICATE CONTINUED GROWTH (US$ in millions) Pipeline (MW)1 MW Converted2 Revenue ($m) Adjusted EBITDA3 Equity in converted projects4 BTO revenues from project conversion5 ROE for converted projects Average months invested6 FY17 Estimated FY18 Forecast 2,000 91.3 52.5 18.8 13.7 25.4 1.85x 8 months 2,000 – 2,500 100 – 150 56 – 61 22 – 25 20 – 25 30 – 40 1.5 – 2.0x 6 – 12 months Notes Over 50 Identified projects which are subject to term sheet or letter of intent, pending diligence and financing, or similar stage of potential acquisition. Projects for which a contract to sell to a third party has been executed, and which may be owned by VivoPower pending completion of conditions to final sale. Adjusted EBITDA, non-IFRS measure, is adjusted for one-off non-recurring costs. Equity invested in the 2 projects which were sold to third parties during the period. Total revenues received from the sale of 2 projects to third parties during the period. Weighted average months from initial investment to the sale of projects to third parties

REVENUE IS EXPECTED TO EXCEED FORECASTS…

US$ millions	FY17 Estimated	FY17 Annualized[2]	FY18 Forecast
Build & Transfer Revenue	25.1	25.1	30 - 40
Own & Operate	0.1	0.3	-
Energy Services and Aevitas	5.5	25.5	-
Other revenue	1.6	1.6	-
Total revenue	**32.2**	**52.5**	**56 - 61**

Commentary

BTO sales revenue is recognised on a percentage completion basis in line with IFRS 15 and relates to the completion of 2 projects in North Carolina, USA.

Energy services revenues include to the revenue contributed by Aevitas.

(1) Power generation revenue from COD through to Substantial Completion on US Project NC-31
(2) Represents the full year effect of revenue from Vivopower Pty Limited and Aevitas Group, which were acquired on 29 December 2016. Therefore, the revenue numbers cover from April 2016 to March 2017.

The estimated and annualized full year 2017 financial and other operating results are preliminary and unaudited. They are subject to the completion and finalization of fourth-quarter and year-end financial and accounting procedures, and reflect management's estimates based solely upon information available to management as of the date of this presentation (which is March 14, 2017). Further information learned during that completion and finalization may alter the final results. In addition, the preliminary estimates of financial results should not be viewed as a substitute for full year financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

vivopower

15

… AS ARE OPERATING PROFITS

US$ millions	FY16	FY17 Estimated	FY17 Annualized	FY18 Forecast
Revenue	27.1	32.2	52.5	56 - 61
Cost of sales	(24.0)	(5.8)	(22.4)	-
Gross Profit	3.1	26.4	30.1	-
Administrative expenses	(3.5)	(8.5)	(12.2)	-
Operating profit	(0.4)	17.9	17.9	22 - 25

Comments

The "Cost of Sales" is predominantly Aevitas. Margins on total cost of sales is 12-13%

Administrative expenses are all other costs except "Cost of Sales".

The estimated and annualized full year 2017 financial and other operating results are preliminary and unaudited. They are subject to the completion and finalization of fourth-quarter and year-end financial and accounting procedures, and reflect management's estimates based solely upon information available to management as of the date of this presentation (which is March 14, 2017). Further information learned during that completion and finalization may alter the final results. In addition, the preliminary estimates of financial results should not be viewed as a substitute for full year financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

vivopower
16

RECONCILIATION OF EARNINGS METRICS TO IFRS FINANCIAL MEASURES

Statement of Income Reconciliation (US$M)	*Actual* 31-Mar-16	Forecast 31-Mar-17	Forecast 31-Mar-18
Operating profit	(0.3)	17.9	22.0 – 25.0
Add back:			
Non-recurring advisory and management fee expenses	-	0.5	-
Amortization of identified intangibles recognized in business combinations	-	-	-
Subtotal: Abnormal Items	*0.0*	*0.5*	-
EBIT	**(0.3)**	**18.4**	**22.0 – 25.0**
Add back:			
Depreciation and amortization expense	-	0.4	0.5
Adjusted EBITDA	**(0.3)**	**18.8**	**22.5 - 25.5**

Note: The unaudited financial information presented herein is preliminary and subject to change prior to the filing of VivoPower's 20-F. As such, the unaudited financial information herein is intended for informational purposes only and may not, in all material respects, present the combined company's financial information. Readers should be cautioned that actual financial information may differ materially from the financial information set forth herein.

vivopower
17

INVESTOR VALUE PROPOSITION Strong industry tailwinds Declining costs, political support and a groundswell of boardroom and community support for clean power accelerates take-up of solar and renewable power driving sustainable growth Large global addressable market Business model, product and service offering is readily scalable and relevant to a diverse range of customers and geographies Recurring contracted revenues As installed asset base grows an increasing share of revenue base will be derived from energy services under long term contracts delivering an increasing stream of recurring cashflows Capital efficient business model BTO business model is capital efficient and ensures a superior ROE Diversified, coherent services Complementary service segments position VivoPower to take advantage of the 3 phases of industry disruption: (i) mass solar & storage adoption; (ii) distributed generation; (iii) digitization of power Experienced and aligned team Complementary mix of finance, engineering, technology and project management executives; board & management own 14% of equity and are aligned

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 13, 2017	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Financial Officer